SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
AFFINION GROUP HOLDINGS, INC.
 (Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
008294209
 (CUSIP Number)
Mary Kuan, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 10, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

304,787 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

304,787 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,787 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (1) (2)

14.	TYPE OF REPORTING PERSON

PN

(1)
Represents 136,000 shares of Common Stock owned by Elliott Associates, L.P. and 168,787 shares of Common Stock currently issuable upon exercise of the Warrants owned by Elliott Associates, L.P.  The Reporting Persons (as defined below) are prevented from exercising the Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 9.9% of the shares of Common Stock outstanding immediately after giving effect to such exercise to the extent doing so would require the consent of, or notice to, a governmental authority, and such consent or notice has not yet been properly filed, including the ND Insurance Commissioner.  Because such consents have not yet been obtained, 457,243 shares of Common Stock issuable upon the exercise or conversion of the Warrants are not included in the total shown above.

(2)
 For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 527,458 shares of Common Stock currently issuable upon exercise of the Warrants (see Note 1).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

647,671 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

647,671 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,671 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7% (1) (2)

14.	TYPE OF REPORTING PERSON

PN

(1)
Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 358,671 shares of Common Stock currently issuable upon exercise of the Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from exercising the Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 9.9% of the shares of Common Stock outstanding immediately after giving effect to such exercise to the extent doing so would require the consent of, or notice to, a governmental authority, and such consent or notice has not been properly filed, including the ND Insurance Commissioner. Because such consents have not been obtained, 971,644 shares of Common Stock issuable upon the exercise or conversion of the Warrants are not included in the total shown above.

(2) For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 527,458 shares of Common Stock currently issuable upon exercise of the Warrants (see Note 1).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

647,671 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

647,671 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

647,671 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7% (1) (2)

14.	TYPE OF REPORTING PERSON

CO
(1)
Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 358,671 shares of Common Stock currently issuable upon exercise of the Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from exercising the Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of (1) 9.9% of the shares of Common Stock outstanding immediately after giving effect to such exercise to the extent doing so would require the consent of, or notice to, a governmental authority, and such consent or notice has not been properly filed, including the ND Insurance Commissioner. Because such consents have not been obtained, 971,644 shares of Common Stock issuable upon the exercise or conversion of the Warrants are not included in the total shown above.

(2) For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 527,458 shares of Common Stock currently issuable upon exercise of the Warrants (see Note 1).

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, $0.01 par value (the "Common Stock"), Affinion Group Holdings, Inc., a Delaware corporation ("Affinion Holdings" or the "Issuer"). The Issuer's principal executive offices are located at 6 High Ridge Park, Stamford, CT 06905.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

 (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Singer is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $595,000.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $1,264,375.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
On May 10, 2017, Elliott, Elliott International and the Issuer entered into the Nominating Agreement pursuant to which the Reporting Persons have the right to nominate one director for election to the Board subject to Elliott, Elliott International and their affiliates collectively holding at least 8% of the issued and outstanding Common Stock and a second director subject to Elliott, Elliott International and their affiliates collectively holding at least 16% of the outstanding Common Stock.  Additionally, the Reporting Person's consent is required for up to one year for certain corporate actions pursuant to the Nominating Agreement.
The Nominating Agreement is filed as Exhibit 99.1 to this Statement and the foregoing summary of the Nominating Agreement is qualified in its entirety by reference to Exhibit 99.1.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market, pursuant to the Registration Rights Agreement referenced in Item 6, the exercise of warrants referenced in Item 6 or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein
ITEM 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined beneficial ownership in the Issuer of approximately 9.9% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 9,620,788 shares of Common Stock outstanding, based on the 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and 527,458 shares of Common Stock currently issuable upon exercise of the Warrants (as defined below in Item 6).
As of the date hereof, Elliott beneficially owned 304,787 shares of Common Stock, including 168,787 shares of Common Stock currently issuable upon exercise of the Warrants, constituting 3.2% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 647,671 shares of Common Stock, including 358,671 shares of Common Stock currently issuable upon exercise of the Warrants, constituting approximately 6.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 647,671 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.7% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 952,458 shares of Common Stock, including 527,458 shares of Common Stock currently issuable upon exercise of the Warrants, constituting approximately 9.9% of the shares of Common Stock outstanding.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to the Investor Purchase Agreement, on May 10, 2017, the Reporting Persons acquired Warrants (the "Warrants") to acquire up to 1,956,345 shares of Common Stock at an exercise price equal to $0.01 (527,458 shares of which are currently exercisable and included in Item 5 above). However, the Reporting Persons are prevented from exercising the Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 9.9% of the shares of Common Stock outstanding immediately after giving effect to such exercise to the extent doing so would require the consent of, or notice to, a governmental authority, and such consent or notice has not yet been properly filed, including the ND Insurance Commissioner.
In connection with the Investor Purchase Agreement, on May 10, 2017, the Issuer entered into a Warrant Agreement with American Stock Transfer & Trust Company, LLC, as warrant agent (the "Warrant Agreement"), setting forth the terms of the New Warrants. Pursuant to the terms of the Warrant Agreement, the New Warrants are immediately exercisable upon issuance and will terminate on the earlier to occur of (i) November 10, 2022 and (ii) five business days following the consummation of a sale of Affinion Holdings or other similar fundamental transaction. Each New Warrant is exercisable for one share of Common Stock at a price equal to $0.01.
The Warrants contain customary provisions for the adjustment of the number of shares of Common Stock issuable upon exercise in the event of the occurrence of any organic dilutive (or anti-dilutive) events, including, but not limited to, splits, combinations, stock dividends and similar transactions, as well as in the event of dividends or distributions in respect of Common Stock to the extent that holders of Warrants are not permitted to participate on an as-exercised basis.
Neither the Warrants, nor the Common Stock issuable upon the exercise thereof, are registered securities, and therefore are subject to restrictions on transfers under securities laws.
Holders of Warrants will be entitled to participate in dividends on an as-exercised basis. Holders will not be entitled to any other rights of holders of Common Stock until, and to the extent, they have validly exercised their Warrants.
The Warrant Agreement is incorporated by reference as Exhibit 99.2 to this Statement and the foregoing summary of the Warrant Agreement is qualified in its entirety by reference to Exhibit 99.2.
On March 31, 2017 Elliott and Elliott International entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") in which the Issuer agreed to register certain equity securities under the Securities Act of 1933. The Registration Rights Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
On May 22, 2017, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Nominating Agreement dated as of May 10, 2017, between Affinion Group Holdings, Inc. and affiliates of Elliott Management Corporation (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed May 12, 2017) (File No. 000-55577).
Exhibit 99.2 – Warrant Agreement, dated as of May 10, 2017, between Affinion Group Holdings, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.4 to Affinion Group Holdings, Inc.'s current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017) (File No. 000-55577).

Exhibit 99.3 – Amended and Restated Registration Rights Agreement, dated as of March 30, 2017 between Affinion Group Holdings, Inc. and its Investors (incorporated by reference to the Issuer's Schedule 14C filed with the Securities and Exchange Commission on April 14, 2017) (File No: 000-55577).
Exhibit 99.4 – Joint Filing Agreement.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 22, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.4
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, $0.01 par value, of Affinion Group Holdings, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	May 22, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
12-May-2017	Warrants	626,030	0.0

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
12-May-2017	Warrants	1,330,315	0.0